

09055877

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Sec Mail Processing Section
FEB 2 7 2009
Washington DC

SEC FILE NUMBER
8- 52494

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/08___ AND ENDING ___12/31/08___
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Triangle Securities LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

___1301 Annapolis Drive___
(No. and Street)

___Raleigh___   ___NC___   ___27608___
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
___Paul D. Reynolds III___   ___(919) 838-3221___
                                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

___Batchelor, Tillery & Roberts LLP___
(Name – if individual, state last, first, middle name)

___3605 Glenwood Ave, Suite 350___   ___Raleigh___   ___NC___   ___27619___
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, _Paul D. Reynolds III_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _Triangle Securities LLC_ , as of _December 31_ , 20 _08_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Signature

Member
Title

Dorothy Moravec

Notary Public
Commission exp. 4/26/11

This report ** contains (check all applicable boxes):
- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

TRIANGLE SECURITIES, LLC

Financial Statements and
Internal Control Report

December 31, 2008 and 2007

(With Independent Auditors' Report Thereon)

TRIANGLE SECURITIES, LLC

Table of Contents

BATCHELOR, TILLERY & ROBERTS, LLP

CERTIFIED PUBLIC ACCOUNTANTS

POST OFFICE BOX 18068

RALEIGH, NORTH CAROLINA 27619

RONALD A. BATCHELOR
ANN H. TILLERY
FRANKLIN T. ROBERTS
WM. JAMES BLACK, JR.
SCOTT E. CABANISS

3605 GLENWOOD AVENUE, SUITE 350
RALEIGH, NORTH CAROLINA 27612
TELEPHONE (919) 787-8212
FACSIMILE (919) 783-6724

Independent Auditors' Report

The Members
Triangle Securities, LLC:

We have audited the accompanying statement of financial condition of Triangle Securities, LLC (the "Company") as of December 31, 2008 and the related statements of income, changes in members' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Company as of December 31, 2007 were audited by other auditors. Those auditors expressed an unqualified opinion of those financial statements in their report dated February 25, 2008.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of the internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Triangle Securities, LLC as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information contained on pages 15 and 16 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Batchelor, Tillery & Roberts, LLP

February 25, 2009

TRIANGLE SECURITIES, LLC

Statements of Financial Condition

December 31, 2008 and 2007

		2008	2007
Assets			
Current assets:			
Cash and cash equivalents	$	107,018	28,486
Restricted cash		50,000	50,000
Receivable from clearing organization		13,757	35,271
Commissions receivables		23,139	62,367
Investment securities		201,551	273,050
Accrued interest		2,916	3,470
Prepaid expenses		35,324	54,471
Total current assets		433,705	507,115
Property and equipment, net		91,830	120,757
Customer list		1,221,800	1,221,800
	$	1,747,335	1,849,672
Liabilities and Members' Equity			
Current liabilities:			
Accounts payable		13,549	33,036
Accrued salaries and benefits		53,429	156,325
Commissions payable		41,093	55,015
Note payable		2,350	16,059
Total current liabilities		110,421	260,435
Members' equity		1,636,914	1,589,237
	$	1,747,335	1,849,672

See accompanying notes to financial statements.

TRIANGLE SECURITIES, LLC

Statements of Income

Years ended December 31, 2008 and 2007

	2008	2007
Revenues:		
Investment advisory fees	$ 2,845,090	2,741,976
Commission income	708,777	827,966
Other	169,620	194,811
	3,723,487	3,764,753
Expenses:		
Compensation and related benefits	1,679,713	1,730,934
Commission expense	510,293	509,225
Occupancy and equipment rental	209,737	210,629
Clearing and execution charges	186,306	145,284
Communications	123,766	129,660
Consulting fees	49,617	65,761
Other operating expenses	292,407	333,693
	3,051,839	3,125,186
Operating income	671,648	639,567
Other income (expense):		
Net realized/unrealized (losses) gains on investment securities	(35,650)	31,666
Interest income	12,616	11,866
Dividend income	2,822	9,389
Interest expense	(2,759)	(2,987)
	(22,971)	49,934
Net income	$ 648,677	689,501

See accompanying notes to financial statements.

TRIANGLE SECURITIES, LLC

Statements of Changes in Members' Equity

Years ended December 31, 2008 and 2007

	Member units		Total members' equity
Balance as of December 31, 2006	2,575	$	1,613,736
Members' draws	-		(714,000)
Net income	-		689,501
Balance as of December 31, 2007	2,575		1,589,237
Members' draws	-		(601,000)
Net income	-		648,677
Balance as of December 31, 2008	2,575	$	1,636,914

See accompanying notes to financial statements.

TRIANGLE SECURITIES, LLC

Statements of Cash Flows

Years ended December 31, 2008 and 2007

		2008	2007
Cash flows from operating activities:			
Net income	$	648,677	689,501
Adjustments to reconcile net income to net cash			
provided by operating activites:			
Net realized and unrealized losses (gains)			
on investment securities		35,650	(31,666)
Charitable contributions of stock		-	33,573
Depreciation and amortization		40,906	42,660
Change in operating assets and liabilities:			
Receivable from clearing organization		21,514	6,877
Commissions receivable		39,228	(36,389)
Prepaid expenses and other		19,701	(6,409)
Accounts payable		(19,487)	3,638
Accrued salaries and benefits		(102,896)	29,957
Commissions payable		(13,917)	8,393
Net cash provided by operating activities		669,376	740,135
Cash flows from investing activities:			
Proceeds from sales of investment securities		75,232	25,000
Purchases of investment securities		(39,388)	(62,655)
Capital expenditures		(11,979)	(56,141)
Net cash provided by (used in) investing activities		23,865	(93,796)
Cash flows from financing activities:			
Principal payments on long-term obligations		(13,709)	(13,070)
Members' draws		(601,000)	(714,000)
Net cash used in financing activities		(614,709)	(727,070)
Net increase (decrease) in cash and cash equivalents		78,532	(80,731)
Cash and cash equivalents, beginning of year		28,486	109,217
Cash and cash equivalents, end of year	$	107,018	28,486
Supplemental disclosure of cash payments for:			
Interest	$	2,759	2,987

See accompanying notes to financial statements.

(1) <u>Organization</u>

Triangle Securities, LLC (the "Company") is a limited liability company formed in the state of North Carolina on February 4, 2000 and will terminate on December 31, 2025. The Company is registered as a registered investment advisor with the Securities and Exchange Commission (SEC) and is a broker-dealer and member of the Financial Industry Regulatory Authority (FINRA) formerly the National Association of Securities Dealers (NASD). The Company's equity securities are cleared through a clearing broker-dealer. The clearing broker-dealer, on behalf of the Company and for a fee, conducts and confirms security trades, handles security movements and maintains the customers' security accounts. The Company does not maintain customers' security accounts nor does it perform custodial functions related to customer securities. The Company receives commissions associated with the sale and purchase of securities. In addition to the foregoing, most of the Company's revenues is derived from investment advisory fees and the sale of insurance and annuity contracts.

(2) <u>Summary of Significant Accounting Policies</u>

<u>Cash Equivalents</u>

For the purpose of the statement of cash flows, the Company considers all investments with an original maturity of three months or less to be cash equivalents.

<u>Receivable from Clearing Organization</u>

The Company clears customer transactions through another broker-dealer on a fully disclosed basis. Commissions owed the Company from a clearing broker have been recorded as receivable from clearing organization.

<u>Investment Securities</u>

The Company's securities are bought and held principally for the purpose of selling them in the near term and are classified as trading securities. Trading securities are recorded at fair value on the statement of financial condition, with the change in fair value during the period included in operations. Securities not readily marketable are valued at fair value as determined by management.

(2) Summary of Significant Accounting Policies, Continued

Property and Equipment

Property and equipment are stated at cost. Depreciation is provided using double declining balance and straight-line methods over the estimated useful lives of the related assets, which are as follows:

Description	Estimated Useful Life
Furniture	7 years
Equipment	5-7 years
Vehicle	5 years
Landscaping	15 years
Leasehold improvements	39 years
Software	3 years

Expenditures for repairs and maintenance are charged to expense as incurred. The costs of major renewals and betterments are capitalized. The cost and related accumulated depreciation and amortization of property and equipment are removed from the accounts upon retirement or other disposition and any resulting gain or loss is reflected in operations for the period.

Customer List

Intangible assets are reviewed annually for potential impairment. Whenever events or circumstances indicate that carrying amounts may not be recoverable an impairment loss is recognized. During 2008, the Company determined that, based on estimated future cash flows, the carrying amount of the customer list did not exceed its fair value. Accordingly, no impairment loss has been recognized during 2008.

Revenue Recognition

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Investment advisory fees are received quarterly, but are recognized as earned on a pro rata basis.

Advertising Expense

Advertising costs are expensed as incurred and totaled $2,137 for 2008 and $25,721 for 2007.

(2) Summary of Significant Accounting Policies, Continued

Income Taxes

Effective January 1, 2006, the Company has elected to be treated as an S Corporation for income tax purposes. Therefore, the Company's income and expenses are included in the individual income tax returns of the Company's members. Accordingly, the financial statements do not reflect a provision for income taxes.

In June 2006, the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS 109, "Accounting for Income Taxes". FIN 48 created a single model to address accounting for uncertain income tax positions and established a minimum recognition threshold a tax position must meet before being recognized in the financial statements.

The evaluation of a tax position under FIN 48 is a two-step process. The first step is the recognition process to determine if it is more likely than not that a tax position will be sustained upon examination by the appropriate taxing authority, based on the technical merits of the position. The second step is a measurement process whereby a tax position that meets the more likely than not recognition threshold is calculated to determine the amount of benefit/expense to recognize in the financial statements. The tax position is measured at the largest amount of benefit/expense that is more likely than not of being realized upon ultimate settlement.

If there are changes in stockholder's equity as a result of the initial application of FIN 48, these will be accounted for as an adjustment to the opening balance of stockholder's equity. Additional disclosures about the amounts of such tax liabilities will be required also. In December 2008, the FASB delayed the effective date of FIN 48 for certain nonpublic enterprises to annual financial statements for fiscal years beginning after December 15, 2008. The Company has deferred adoption of FIN 48 until its 2009 financial statements. Management anticipates that the adoption of FIN 48 will not have a material impact on the Company's financial statements.

Concentrations of Credit Risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents which accounts are insured by the Federal Deposit Insurance Corporation up to $250,000 at each financial institution. Cash equivalents totaling $63,372 as of December 31, 2008 consist of short-term investments in money market funds maintained with financial institutions are not insured by the Federal Deposit Insurance Corporation.

(2) Summary of Significant Accounting Policies, Continued

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(3) Receivable from Clearing Organization

Amounts receivable from clearing organization consist of commissions totaling $13,757 as of December 31, 2008 and $35,721 as of December 31, 2007.

(4) Investment Securities

Investment securities consist of the following:

	2008	
	Net unrealized gains (losses)	Estimated fair value
Municipal bond securities	$ (9,178)	$ 201,551
Equity securities	-	-
	$ (9,178)	$ 201,551

	2007	
	Net unrealized gains (losses)	Estimated fair value
Municipal bond securities	$ (5,879)	$ 206,109
Equity securities	28,991	66,941
	$ 23,112	$ 273,050

(5) Property and Equipment

Property and equipment consist of the following:

		2008	2007
Equipment	$	146,259	139,267
Furniture		91,214	87,483
Vehicle		68,632	68,632
Leasehold Improvements		8,474	8,474
Landscaping		37,287	37,228
Software		22,791	21,593
		374,657	362,677
Less accumulated depreciation and amortization		(282,827)	(241,920)
	$	91,830	120,757

(6) Note Payable

The note payable totaling $2,350 as of December 31, 2008 consists of a 4.79% note payable to a financial institution with monthly installments of $1,182 including interest through March 2009. This note is collateralized by a vehicle with a net book value of $3,954 as of December 31, 2008.

(7) Commitments and Contingencies

Clearing Agreement

On August 1, 2000, the Company entered into an agreement with a broker-dealer (Clearing broker-dealer) whereby the Company forwards (introduces) customer securities transactions to the Clearing broker-dealer, fully disclosing the customer name and other information. Effective January 1, 2008, the Company renewed their agreement with the Clearing broker-dealer under the same terms described below. The processing and, if applicable, any financing pertaining to the introduced securities transactions is performed by the Clearing broker-dealer. The customer account is therefore maintained and recorded in the books and records of the Clearing broker-dealer on the Company's behalf. In consideration for introducing customers to the Clearing broker-dealer, the Company receives commissions and other consideration, less the processing and other charges of the Clearing broker-dealer.

(7) <u>Commitments and Contingencies, Continued</u>

<u>Clearing Agreement, Continued</u>

As part of the terms of the agreement between the Company and the Clearing broker-dealer, the Company is held responsible for any losses arising when the customers introduced by the Company to the Clearing broker-dealer fail to meet their contractual commitments pertaining to the purchase, sale and possible financing of securities transactions. The Company may therefore be exposed to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and it is necessary for the Clearing broker-dealer to purchase or sell the securities at a loss. The Company's exposure to risk would consist of the amount of the loss realized and any additional expenses incurred pertaining to the transaction or other customer activity.

The initial term of the clearing agreement was three years and is automatically renewed for additional one-year terms unless notification of termination by either party occurs. Under terms of the agreement, the Company is required to maintain net capital, computed in accordance with SEC Rule 15c3-1, of at least $75,000 in excess of the minimum amount required by SEC Rule 15c-3-1. As of December 31, 2008, the Company meets this net capital requirement. Also under the clearing agreement, the Company is required to maintain a $50,000 cash deposit with the Clearing broker-dealer. This cash deposit is included in restricted cash on the statement of financial condition as it is maintained in a money market account by the Clearing broker-dealer and titled to the Company.

On February 5, 2008, the Company entered into an investment manager service agreement with Charles Schwab Institutional ("Schwab"). Pursuant to this agreement, the Company will forward customer securities transactions to Schwab, fully disclosing the customer name and other information. The processing pertaining to the security transactions is performed by Schwab. The customer account is therefore maintained and recorded in the books and records of Schwab on the Company's behalf. The agreement may be modified or terminated by either party upon thirty days written notice.

(7) <u>Commitments and Contingencies, Continued</u>

<u>Marketing Agreements</u>

On January 1, 2008, the Company amended and restated a joint marketing agreement held with a former member of the Company. The former member will refer clients to the Company for asset management services. Pursuant to the terms of the agreement, the Company has agreed to pay the entity 25% of aggregate investment advisory fees received by the Company during the annual period beginning January 1 and ending December 31 from current customers referred by the entity. The fee is payable in quarterly installments. Either party may terminate the agreement upon ninety days written advance notice to the other party

The Company also entered into marketing agreements with two financial institutions dated November 3, 2003 and September 26, 2006, respectively. Pursuant to the terms of these agreements, the Company has agreed to pay these financial institutions 25% of investment advisory fees received by the Company during the annual period beginning January 1 and ending December 31 from current customers referred by the financial institutions. The fee is payable within 30 days after the end of the calendar quarter during which the investment commission or investment advisory fee is received by the Company. Either party may terminate the agreement upon 30 days advance written notice to the other party. The Company terminated the agreement dated November 3, 2003 during 2008 and currently has no plans to renew the agreement.

(8) <u>Members' Equity</u>

Under the members' operating agreement, a member of the Company may sell, pledge, assign or otherwise transfer any part or all of such member's units to another person only upon obtaining the prior written consent of a majority in interest of the members. Upon the death of any individual member, the member's interest may be transferred to the member's estate, and the estate may thereafter transfer such units to the spouse, lineal descendants, or ancestors of the member, or any trust(s) for the benefit thereof.

(9) <u>Leases</u>

The Company leases its facilities from an entity affiliated by common ownership. The lease is classified as an operating lease and provided for minimum annual rentals of $120,000 commencing June 1, 2003 and ending May 31, 2008. During 2008, the lease agreement was amended and provided for minimum annual rentals of $135,000 commencing on June 1, 2008 and ending May 31, 2013. A second amendment was signed subsequent to December 31, 2008, which provided for minimum annual rental of $60,000 for the year ended December 31, 2009, and then reverting back to the first amendment lease payments on January 1, 2010.

(9) Leases, Continued

During 2008 and 2007, the Company paid $128,750 and $120,000 in rent to this affiliated entity. The Company also paid all property taxes and insurance on this facility in accordance with the lease.

The Company also leases office equipment under a non-cancelable lease expiring in October 2010. Total office equipment rent expense was $4,623 and $4,657 for 2008 and 2007, respectively.

Minimum future rental payments for all operating leases having remaining terms in excess of one year as of December 31, 2008 are as follows:

Year ending December 31,	
2009	$ 64,200
2010	138,150
2011	135,000
2012	135,000
2013	56,250
	$ 528,600

(10) Related Party Transaction

The Company's members are related to the owner of a marketing consulting firm that provided services to the Company during 2007. The Company paid the marketing consulting firm $7,088 during 2007 for these services, and the total amount due to this related party was $2,305 as of December 31, 2007. There were no such expenses incurred during 2008.

(11) Retirement Plan

The Company has a qualified deferred compensation plan in the form of a profit sharing plan with a section 401(k) provision. The Plan covers all employees of the Company who have completed one year of eligible service and are at least twenty-one years of age. Eligible participants make contributions to the plan through voluntary contributions. The Company may elect to make discretionary matching contributions under the Plan. No discretionary matching contributions were made for 2008. The Plan also allows for discretionary profit sharing contributions and required contributions to meet top-heavy minimum funding requirements. These contributions totaled $53,429 and $92,069 for 2008 and 2007, respectively.

(12) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital not exceed 15 to 1, as defined. As of December 31, 2008, the Company had net capital of $277,035 which was $227,035 in excess of its required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital was 0.4 to 1.

The Company qualifies under the exemption provisions of Rule 15c3-3, paragraph (k)(2)(ii), as the Company does not carry security accounts for customers or perform custodial functions relating to customer securities. Under this exemption, the Company is not required to maintain a reserve account for the benefit of customers.

TRIANGLE SECURITIES, LLC

Computation of Net Capital and Aggregate Indebtedness Under Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2008 and 2007

		2008	2007
Net Capital:			
Members' equity	$	1,636,914	1,589,237
Deductions:			
Non-allowable assets		1,348,972	1,397,177
Haircuts on securities		10,907	69,725
Net capital	$	277,035	122,335
Aggregate Indebtedness:			
Items included in statement of financial condition:			
Accounts payable	$	13,549	33,036
Accrued salaries and benefits		53,429	156,325
Commissions payable		41,093	55,015
Note payable		2,350	16,059
Total aggregate indebtedness	$	110,421	260,435
Computation of Basic Net Capital Requirement:			
Minimum net capital requirement (6 2/3% of total aggregate indebtedness) (A)	$	7,361	17,371
Minimum dollar net capital requirement (B)	$	50,000	50,000
Net capital requirement - greater of (A) or (B)	$	50,000	50,000
Excess net capital	$	227,035	72,335
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$	265,993	96,292
Ratio of aggregate indebtedness to net capital		0.4	2.1
Reconciliation with Company's computation (included in Part IIA Form X-17A-5 as of December 31, 2008):			
Net capital, as reported in Company's Part IIA (unaudited) FOCUS Report	$	262,950	134,926
Audit adjustments:			
Accrued commissions		13,399	62,367
Accounts payable and accrued liabilities		686	(74,958)
Net capital per above	$	277,035	122,335

TRIANGLE SECURITIES, LLC

Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2008 and 2007

The Company claims exemption from Rule 15c3-3 under paragraph (k)(2)(ii). All customer transactions are cleared through another broker-dealer on a fully disclosed basis.

BATCHELOR, TILLERY & ROBERTS, LLP

CERTIFIED PUBLIC ACCOUNTANTS

POST OFFICE BOX 18068

RALEIGH, NORTH CAROLINA 27619

RONALD A. BATCHELOR
ANN H. TILLERY
FRANKLIN T. ROBERTS
WM. JAMES BLACK, JR.
SCOTT E. CABANISS

3605 GLENWOOD AVENUE, SUITE 350
RALEIGH, NORTH CAROLINA 27612
TELEPHONE (919) 787-8212
FACSIMILE (919) 783-6724

Independent Auditors' Report on Internal Control
Required by Securities and Exchange Commission Rule 17a-5

The Members
Triangle Securities, LLC:

In planning and performing our audit of the financial statements of Triangle Securities, LLC (the "Company") as of and for the year ended December 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

17

The Members
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Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate as of December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC, the Financial Industry Regulatory Authority, Inc. and any other regulatory agencies that may rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Batchelor, Tillery & Roberts, LLP

February 25, 2009